SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 13D/A
(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

OceanFreight Inc.
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(Name of Issuer)

Common Stock, par value $0.01
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(Title of Class of Securities)

Y64202107
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(CUSIP Number)

Antonis Kandylidis
80 Kifissias Avenue
GR – 151 25 Amaroussion
Athens, Greece
011-(30) 210 614 0283
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2009
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(Date of Event which Requires Filing of This Statement)

If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

CUSIP No. Y64202107

1.           NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Antonis Kandylidis

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS
      WC, OO

5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

      Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER

              0

8.           SHARED VOTING POWER

              2,080,000*

9.           SOLE DISPOSITIVE POWER

              0

10.         SHARED DISPOSITIVE POWER

              2,080,000*

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

              2,080,000*

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[_]

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              2.3%

12.         TYPE OF REPORTING PERSON

              IN
______________
* Mr. Kandylidis may be deemed to beneficially own 2,000,000 of these shares through Basset Holdings Inc., a Marshall Islands company of which he is the controlling person.  Mr. Kandylidis may be deemed to beneficially own the remaining 80,000 shares through Steel Wheel Investments Limited, a Marshall Islands company of which he is also the controlling person.

CUSIP No.   Y64202107

1.           NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Basset Holdings Inc.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS
              WC

5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

              Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER

              0

8.           SHARED VOTING POWER

              2,000,000

9.           SOLE DISPOSITIVE POWER

              0

10.         SHARED DISPOSITIVE POWER

              2,000,000

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

              2,000,000

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[_]

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              2.2%

14.         TYPE OF REPORTING PERSON

              CO

CUSIP No.   Y64202107

1.           NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Steel Wheel Investments Limited

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS
              OO

5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

              Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER

              0

8.           SHARED VOTING POWER

              80,000

9.           SOLE DISPOSITIVE POWER

              0

10.         SHARED DISPOSITIVE POWER

              80,000

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

              80,000

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[_]

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.09%

12.        TYPE OF REPORTING PERSON

              CO

CUSIP No.   Y64202107

The Purpose of this Amendment No. 2 to Schedule 13D is to report the entry into a lock up agreement by Mr. Antonis Kandylidis with YA Global Master SPV Ltd., or YA Global, dated July 24, 2009, in connection with the Standby Equity Distribution Agreement (the “Distribution Agreement”) by and between OceanFreight Inc. (the “Issuer”) and YA Global relating to the offer and sale of up to $450,000,000 of common shares, par value $0.01 per share, of the Issuer from time to time.

Item 1.  Security and Issuer.

              NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON February 3, 2009.

Item 2.  Identity and Background.

              NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON February 3, 2009.

Item 3.  Source and Amount of Funds or Other Consideration.

              NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON February 3, 2009.

Item 4.  Purpose of Transaction.

              NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON February 3, 2009.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Antonis Kandylidis may be deemed to be the beneficial owner of 2,080,000 shares, or 2.3% of the outstanding shares of the Common Stock, based upon 90,394,493 shares outstanding as of July 24, 2009. Antonis Kandylidis has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 2,080,000 shares; has the sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 2,080,000 shares.  On May 6, 2009, the 2,080,000 shares of Common stock reported by Antonis Kandylidis on this Schedule 13D/A no longer represented more than 5% of the outstanding shares of Common Stock.

As of the date hereof, Basset Holdings Inc. may be deemed to be the beneficial owner of 2,000,000 shares, or 2.2% of the outstanding shares of the Common Stock, based upon 90,394,493 shares outstanding as of July 24, 2009. Basset Holdings Inc. has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 2,000,000 shares; has the sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 2,000,000 shares.

As of the date hereof, Steel Wheel Investments Limited may be deemed to be the beneficial owner of 80,000 shares, or 0.09% of the outstanding shares of the Common Stock, based upon 90,394,493 shares outstanding as of July 24, 2009.  Steel Wheel Investments Limited has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 80,000 shares; has the sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 80,000 shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 24, 2009, Mr. Antonis Kandylidis entered into a lock up agreement with YA Global in connection with the Distribution Agreement by and between the Issuer and YA Global relating to the offer and sale of up to $450,000,000 of common shares, par value $0.01 per share, of the Issuer from time to time. Mr. Kandylidis has agreed, on behalf of himself and his affiliates, that he will not directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of common stock or securities convertible into or exchangeable for common stock, warrants or any rights to purchase or acquire, common stock during each period beginning on the 2nd trading day immediately prior to the date on which any Advance Notice (as defined in the Distribution Agreement) is delivered by the Issuer and ending on the 2nd trading day immediately following the Advance Settlement Date (as defined in the Distribution Agreement) with respect to the shares sold pursuant to such Advance Notice for so long as the Distribution Agreement is in effect.

Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true, complete and correct.

July 29, 2009
(Date)

/s/ Antonis Kandylidis
Antonis Kandylidis *

BASSET HOLDINGS INC.*

BY: /s/ Ioannis Cleanthous
Name:   Ioannis Cleanthous
Title:  Sole Director

STEEL WHEEL INVESTMENTS LIMITED *

BY: /s/ Ioannis Cleanthous
Name:   Ioannis Cleanthous
Title:  Sole Director

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13D/A, dated July 29, 2009, relating to the common stock of OceanFreight Inc. shall be filed on behalf of the undersigned.

/s/ Antonis Kandylidis
Antonis Kandylidis *

BASSET HOLDINGS INC.*

BY: /s/ Ioannis Cleanthous
Name:   Ioannis Cleanthous
Title:  Sole Director

STEEL WHEEL INVESTMENTS LIMITED *

BY: /s/ Ioannis Cleanthous
Name:   Ioannis Cleanthous
Title:  Sole Director

Exhibit B

Transactions in the Shares

Date of Transaction	Number of Shares Purchased/Converted/(SOLD)	Price of Shares
N/A